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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*

                               CROSSWALK.COM, INC.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   227685 10 4
                                   -----------
                                 (CUSIP Number)

                                 Gary A. Struzik
                               Crosswalk.com, Inc.
                      4100 Lafayette Center Dr., Suite 110
                               Chantilly, VA 20151
                                 (703) 788-4123
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 9, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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

CUSIP No.   227685 10 4
            -----------
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(1) Name of Reporting Persons:

    I.R.S. Identification Nos. of above persons (entities only):

    Jon M. Morgan, as an individual, and as trustee of the Jon M. Morgan Pension Plan, and as President of J.M. Midland Land Co, Inc.

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]     Not Applicable
    (b) [ ]     Not Applicable

(3) SEC Use Only:


(4) Source of Funds (See Instructions):

    PF

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]


(6) Citizenship or Place of Organization:

    United States of America

(7) SOLE VOTING POWER

            NUMBER  OF                 688,154  shares
            SHARES
                                       ----------------------------------------
            BENEFICIALLY       (8)     SHARED  VOTING  POWER
            OWNED  BY
            EACH                       0
                                       ----------------------------------------
            REPORTING          (9)     SOLE  DISPOSITIVE  POWER
            PERSON
            WITH                       688,154 shares
                                       ----------------------------------------
                              (10)     SHARED  DISPOSITIVE  POWER

                                       0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     688,154

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]


(13) Percent of Class Represented by Amount in Row (11):

     8.0%

(14) Type of Reporting Person (See Instructions):

     IN and OO
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

ITEM 1. SECURITY AND ISSUER

        This Statement on Schedule 13D (this "Statement") relates to Common stock, $0.01 par value per share ("Common Stock"), of Crosswalk.com, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4100 Lafayette Center Dr., Suite 110, Chantilly, VA 20151.

ITEM 2. IDENTITY AND BACKGROUND

        (a) The name of the person filing this Statement is Jon M. Morgan (the "Reporting Person").

        (b) The address of the principal business office of the Reporting Person is 303 W. Wall, Suite 1700, Midland, TX 79701.

        (c) The Reporting Person is a member of the Issuers Board of Directors.

        (d) The Reporting Person has not been convicted in any criminal proceedings during the past five (5) years.

        (e) The Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five (5) years.

        (f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        All of the Reporting Person's purchases of Common Stock were made using personal funds. Since August 2000, an aggregate of $9,600 of the Reporting Person's personal funds were used to purchase 5,100 shares of Common Stock. In September 2000, the Reporting Person, as trustee of the Jon M. Morgan Pension Plan purchased $200,000 or 8,000 shares of the Company's Series "A" Preferred Stock which is currently convertible into at most 246,578 shares of Common Stock. At this same time, the Reporting Person as President J.M. Midland Land Co., Inc., also purchased $200,000 or 8,000 shares of the Company's Series "A" Preferred Stock, which is currently convertible into at most 246,578 shares of Common Stock. In January 2002, the Reporting Person purchased $125,000 or 12,500 shares of the Company's Series "B" Preferred Stock, which is convertible into 154,112 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

        The Reporting Person has acquired the Common Stock for investment purposes only and currently has no plans or proposals that relate to or would result in the occurrence of any of the transactions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 688,154, which represents 8.0% of the Common Stock outstanding. For purposes of calculating this percentage, the figure for the Common Stock outstanding was taken from the Issuer's latest Quarterly Report on Form 10-Q for the period ended September 30, 2001.

        (b) The Reporting Person has:

            1) 688,154 shares as to which he has sole power to vote or to direct the vote;

            2) 0 shares as to which he has shared power to vote or to direct the vote;

            3) 688,154 shares as to which he has sole power to dispose or to direct the disposition; and

            4) 0 shares as to which he has shared power to dispose or to direct the disposition.

        (c) Other than that which is disclosed herein, within the 60-day period prior to filing this Statement, the Reporting Person has not engaged in any transaction involving shares of Common Stock.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        There are no contracts, arrangements, understandings or relationships with respect to the Common Stock that requires disclosure pursuant to this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of February 20, 2002


By: /s/ Jon M. Morgan
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Jon M. Morgan, as an individual, and as trustee of the Jon M. Morgan Pension
Plan, and as President of J.M. Midland Land Co, Inc.